FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . 0.5
1. Name and Address of Reporting Person* Abramovic, A. Mark	2. Issuer Name and Tickler or Trading Symbol NUI Corporation - NUI

6.  Relationship of Reporting Person(s) to Issuer          (Check all applicable)

         Director                                      10% Owner
     x    Officer (give title below)            Other (specify below)

Senior Vice President, Chief Operating Officer and Chief Financial Officer

(Last) (First) (Middle) NUI Corporation 550 Route 202-206	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month//Day/Year 3/31/03
(Street) Bedminster, NJ 07921			5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) x Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								4,297 (1)	(I)	401 K
Common Stock	03/31/03		D		920	D		21,531	(D)

(1) Deferred shares previously reported as indirectly held are now being reported on page two as phantom units.

(2) Includes a restricted stock forfeiture of 920 shares as of March 31, 2003 pursuant to the NUI Corporation Stock Option, Stock Award and Incentive Plan.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	22.39	1/22/02						11/27/2004	01/22/2009	Common Stock	120,000		120,000	(D)
Phantom units	1 for 1	3/31/03		A		3,680		(1)	(1)	Common Stock	3,680		11,161(1)	(D)

Explanation of Responses:
 (1) Phantom units acquired pursuant to NUI's deferred compensation plan. Units payable in cash or 1 for 1 shares following termination of reporting person's employment with NUI or upon short term election. Phantom units were previously reported on page one.

	A. Mark Abramovic **Signature of Reporting Person	03/31/03 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure